FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Appointment of New CEO

Embargoed for release at 7am                                                                                                                                                                                                      16th April 2003

CELLTECH ANNOUNCES APPOINTMENT OF
NEW CHIEF EXECUTIVE OFFICER

Celltech Group plc today announced the appointment of Dr. Goran Ando (54) as CEO, with immediate effect. Dr. Ando served as President of R&D at Pharmacia Corporation until its acquisition by Pfizer, which completed on 15 April 2003. Dr. Ando's extensive business role as an Executive Vice President of Pharmacia incorporated responsibility for business development, including mergers and acquisitions, and for manufacturing. Dr. Ando's previous appointments (summarised in the attached CV) included a period as R&D Director for Glaxo Group Research.

Dr. Ando succeeds Dr. Peter Fellner, who has been CEO of Celltech since 1990. Dr. Fellner will take up the position of Chairman with immediate effect, following the retirement of Mr. John Jackson.

Dr. Fellner commented, "In appointing Dr. Ando as Celltech's new Chief Executive Officer, we have selected an individual who not only has an exceptional track record in drug discovery and development appropriate for a leading R&D based biotechnology company, but one who also has extensive business experience and capabilities to guide Celltech through its next phase of growth. We are delighted that someone of his stature will be taking up the leadership of Celltech.

Goran and I have worked closely together during the past two years, in the context of Celltech's landmark partnership with Pharmacia, and he brings to Celltech qualities which I believe will accelerate the Company's development as a global biotechnology leader".

The Celltech management team reporting to Dr. Ando will be:

  Peter Allen, who is appointed Deputy CEO, with further operational responsibilities, in addition to his continuing role as Chief Financial Officer.
  Dr. Melanie Lee, Director of R&D.
  Ingelise Saunders, CEO of Celltech Pharmaceuticals.
  Peter Nicholls, Group HR Director.

Dr. Ando commented, "Celltech is a world-leading biotechnology company with an exciting and innovative product pipeline. I am looking forward immensely to working with its management and scientists at this very exciting stage in the company's development."

The Board of Celltech thanks Mr. John Jackson for his very valuable contribution as Chairman over a 20 year period, during which Celltech has developed from an early-stage research-based company into one of the largest European biotechnology companies.

Contacts:

Dr. Peter Fellner                          Chairman                                                                 (44) (0) 1753 534655
Peter Allen                                   Deputy CEO and CFO
Richard Bungay                          Director of Corporate Communications

Jon Coles                                     Brunswick (London)                                             (44) (0) 207 404 5959
Fiona Fong                                  Brunswick (London)                                             (44) (0) 207 404 5959
Cindy Leggett-Flynn                 Brunswick (New York)                                          (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for Editors
Dr. Goran Ando - Curriculum vitae

CURRICULUM VITAE
DR. GORAN A. ANDO

Personal Details

                     Date of Birth:       March 6, 1949
                     Marital status:     Married (2 children)

Education

                      Saltsjobaden High School, Sweden:    Graduated 1967
                      Linkoping Medical University:             Graduated 1973, MD
                      Specialist, General Medicine:                1978

Professional

                     1973-1977              House Physician
                                                    Visby Hospital, Sweden

                     1978-1980              Medical Director
                                                    Pfizer AB, Sweden

                     1980-1983              Director Clinical Research,
                                                    Pfizer International, NY USA

                     1983-1985              Vice President, Medical & Scientific Affairs
                                                    Bristol-Myers International Group, NY USA

                     1986-1989              Medical Director, promoted to President
                                                    Astra Research Centre, Sweden

                     1989-1995              Joined as Medical Director; promoted to Deputy R&D Director, and then R&D Director for Glaxo Group Research. For two years, was also                                                                   responsible for Product Strategy (= central marketing) group. Managing Director of Glaxo Group Ltd. Member of Group Executive Committee                                                                   Glaxo Ltd., UK

                                                    Executive Vice President & Deputy CEO
                                                    Pharmacia AB, Sweden

                     1995-1997              Executive Vice President, Worldwide Science & Technology
                                                    Pharmacia & Upjohn, UK

                                                    Chairman
                                                    Pharmacia & Upjohn AB, Sweden

                     1997-Present        Executive Vice President and President, Research & Development, with additional responsibility for manufacturing, IT, business development, mergers &                                                     acquisitions. Pharmacia Corporation, NJ USA

Other

                                                    Member, Board of Directors
                                                    Biotechnology Industry Organization (BIO)
                                                    Washington, DC

                                                    Member, Board of Directors
                                                    Agency of Science, Technology & Research (A*STAR)
                                                    Singapore

                                                    Chairman of Board (1995-1999)
                                                    MorphoSys GmbH
                                                    Munich, Germany

                                                    Chairman of Board (1996-1999)
                                                    Prolifix Limited
                                                    London, UK

                                                    Chairman of Board (1998-2000)
                                                    IntrinsiQ Data Corporation
                                                    Boston, MA

                                                    Honorary Doctorate in Medicine (awarded 2002)
                                                    Karolinska Institute
                                                    Stockholm, Sweden

                                                    William Pitt Fellow (1997-present)
                                                    Pembroke College
                                                    Cambridge University

                                                    Founding Fellow
                                                    American College of Rheumatology

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: April 16, 2003